SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 13E-4)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 2)

                             HESKA CORPORATION
       (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR)

   OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING
              AN EXERCISE PRICE GREATER THAN $3.90 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                                 42805E108
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                         (UNDERLYING COMMON STOCK)

                             ROBERT B. GRIEVE
             CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                             HESKA CORPORATION
                           1613 PROSPECT PARKWAY
                       FORT COLLINS, COLORADO 80525
                              (970) 493-7272
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                    AND
                COMMUNICATIONS ON BEHALF OF FILING PERSON)


                                 Copies to:
                           KAREN A. DEMPSEY, ESQ.
                          WILSON SONSINI GOODRICH &
                                   ROSATI
                          PROFESSIONAL CORPORATION
                          ONE MARKET, SPEAR TOWER,
                                 SUITE 3300
                          SAN FRANCISCO, CALIFORNIA
                                    94105
                               (415) 947-2000

                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                AMOUNT OF FILING FEE

             $892,293.52                         $178.46

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,068,615 shares of common stock of Heska Corporation having an aggregate value of $892,293.52 as of August 23, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $178.46
                     Form or Registration No.:  Schedule TO
                       Filing party:  Heska Corporation
                         Date filed:  August 29, 2001

 Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

     third party tender offer subject to Rule 14d-1.
   X issuer tender offer subject to Rule 13e-4.
     going-private transaction subject to Rule 13e-3.
     amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.


This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Heska Corporation, a Delaware corporation (the "Company"), on August 29, 2001, as previously amended by Amendment No. 1 to Schedule TO dated September 14, 2001. The Schedule TO relates to the offer by the Company to exchange options having an exercise price greater than $3.90 per share (the "Options") to purchase shares of the Company's common stock, par value $0.001 per share, that are outstanding under the Company's 1997 Stock Incentive Plan (the "1997 Plan") and held by current employees of the Company for restricted shares of common stock (the "Restricted Stock") upon the terms and conditions of the Offer to Exchange dated August 29, 2001, as amended, and the related Letter to Eligible Employees (collectively, the "Offer").

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 8 is hereby amended and supplemented as follows:

     The Offer expired at 5:00 p.m., Mountain Daylight Time, on Thursday, September 27, 2001. Promptly after the expiration of the Offer and upon the terms and subject to the conditions thereof, the Company accepted Options to purchase an aggregate of 1,044,900 shares of the Company's common stock that were validly tendered and not properly withdrawn prior to the expiration of the Offer in exchange for 1,044,900 shares of Restricted Stock and cancelled all such Options.


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   HESKA CORPORATION


                                   /s/Robert B. Grieve
                                   ---------------------
                                   Robert B. Grieve
                                   Chief Executive Officer

Date: September 28, 2001